Givaudan

04035170

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SEC MAIL PROCESSING
RECEIVED
JUN 03 2004
WASH. D.C. 187 SECTION

Vernier, 1 June 2004
RG/rmj5801
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

SUPPL

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 18.60% of voting rights)	28 May 2004	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

7/6

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 12G3-28-82-5087

1 Equity **CN**

Press 1<GO> to view document.

Search Document Options Related Info CRL May 28 2004 13:40

GIVAUDAN POTENTIALLY OWNS 18.6% OF ITS OWN VOTING RIGHTS Page 1/1

The attached is an image reproduction of a press release issued by Givaudan and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000457

-0- May/28/2004 11:40 GMT

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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on May 24, 2004, it held 375'736 own registered shares (carrying 4.70% of voting rights), 565'970 put options on own stock (short position, carrying potentially 7.07% of voting rights) and 545'970 call options on own stock (long position carrying potentially 6.82% of voting rights). Total holding carries potentially 18.60% of voting rights.